Endeavour Silver Updates Reserves and Resources for Operating Mines

VANCOUVER, BC -- (Marketwired - January 19, 2017) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) reports updated NI 43-101 silver and gold reserve and resource estimates for its three producing mines in Mexico: the Guanaceví mine in Durango State and the Bolañitos and El Cubo mines in Guanajuato State, as of December 31, 2016, and restates the 2015 silver and gold resource estimates for its exploration projects. Updated mineral reserve and resource estimates for Endeavour's Terronera and El Compas properties will be published in conjunction with their respective economic studies in March, 2017.

Proven and probable silver reserves decreased 12% in 2016 compared to 2015, reflecting mining depletion and reduction in mine development capital investments at the three mines last year due to low metal prices early in the year. Measured and indicated silver resources decreased 2% and inferred silver resources declined 18% due to reduced exploration spending at the operations and dropping the Arroyo Seco project. Exploration programs and budgets were focused on the advancement of the Terronera project, where mineral resources are expected to increase compared to 2015. An initial mineral resource estimate is also being prepared for El Compas in an upcoming preliminary economic assessment.

Bradford Cooke, CEO of Endeavour, stated, "The dip in reserves and resources at our three operating mines was a result of our reduced capital and exploration spending last year. Now that metal prices are recovering, we have resumed our investments to find and develop new reserves and resources. Our exploration efforts at the development projects last year were successful in identifying new mineralization, so we anticipate Terronera and El Compas should add to our total resources to be released in March."

2016 Mineral Reserve and Resource Highlights (Compared to December 31, 2015)

--  Silver proven and probable reserves decreased 12% to 10.6 million ounces
    (oz)
--  Gold proven and probable reserves decreased 18% to 91,100 oz
--  Silver equivalent proven and probable reserves decreased 12% to 17.4 million oz (75:1 silver:gold ratio)
--  Silver measured and indicated resources decreased 2% to 64.2 million oz
--  Gold measured and indicated resources increased 1% to 533,700 oz
--  Silver equivalent measured and indicated resources increased 2% to 105.1 million oz
--  Silver inferred resources decreased 18% to 37.2 million oz
--  Gold inferred resources are unchanged at 336,000 oz
--  Silver equivalent inferred resources decreased 8% to 64.7 million oz

Mineral Reserve and Resource Estimates at December 31, 2016

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Silver-Gold Proven and Probable Reserves
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              Tonnes   Ag g/t Au g/t Ag Eq g/t    Ag oz    Au oz   Ag Eq oz
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Proven
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Guanaceví      87,000    247   0.49      284      686,200   1,400   789,000
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Bolañitos     157,000    90    2.84      311      456,700  14,300  1,531,200
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El Cubo       409,000    154   1.99      295     2,028,900 26,200  3,996,900
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Total Proven  653,000   151    2.00     297     3,171,800  41,900 6,317,100
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Probable
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Guanaceví     508,000    262   0.64      311     4,285,200 10,500  5,071,200
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Bolañitos     238,000    104   1.81      245      798,300  13,800  1,834,800
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El Cubo       453,000    159   1.71      280     2,311,100 24,900  4,174,900
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Total
 Probable    1,199,000  192    1.27     286     7,394,600  49,200 11,080,900
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Total P+P    1,852,000  177    1.53     290     10,566,400 91,100 17,399,000
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Silver-Gold Measured and Indicated Resources
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              Tonnes   Ag g/t Au g/t Ag Eq g/t    Ag oz    Au oz   Ag Eq oz
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Measured
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Guanaceví     69,000     248   0.47     284      550,300   1,000    628,300
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Bolañitos     89,000     150   2.29     329      427,600   6,500    916,600
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El Cubo       213,000    192   3.13     414     1,318,500  21,400  2,926,500
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Total
 Measured     371,000    193   2.43     369     2,296,400  28,900  4,471,400
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Indicated
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Guanaceví    2,271,000   296   0.72     351    21,595,600  52,800 25,554,900
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Bolañitos     698,000    162   2.04     325     3,630,300  45,800  7,066,800
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El Cubo       732,000    194   2.44     366     4,561,100  57,400  8,864,600
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Terronera    2,938,000   211   1.65     335    19,912,000 156,000 31,612,000
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Guadalupe y
 Calvo       1,861,000   119   2.38     295     7,147,300 142,500 17,834,800
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Total
 Indicated   8,500,000   208   1.66     332    56,846,300 454,500 90,933,100
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Total M+I    8,871,000   207   1.70     334    59,142,700 483,400 95,404,500
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Silver-Gold Inferred Resources
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              Tonnes   Ag g/t Au g/t Ag Eq g/t    Ag oz    Au oz   Ag Eq oz
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Inferred
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Guanaceví     638,000    379   0.82     441     7,769,400  16,900  9,035,400
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Bolañitos    1,150,000   153   2.29     330     5,674,700  84,800 12,032,500
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El Cubo      1,453,000   214   2.78     411    10,004,000 129,900 19,748,800
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Terronera    1,213,000   218   1.39     322     8,500,000  54,400 12,580,000
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Guadalupe y
 Calvo        154,000    94    2.14     255      464,600   10,600  1,259,600
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Total
 Inferred    4,608,000   219   2.00     366    32,412,700 296,600 54,656,300
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Silver-Gold-Lead-Zinc Resources
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                      Ag   Au   Ag Eq
             Tonnes   g/t  g/t   g/t    Ag oz    Au oz   Ag Eq oz   Pb%  Zn%
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Indicated
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Guanaceví   363,000   208 0.26   302  2,420,500  3,100   3,517,800 0.78 1.32
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Parral     1,631,000  49  0.90   117  2,589,900  47,200  6,129,900 2.87 2.86
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Total
 Indicated 1,994,000  78  0.78   151  5,010,400  50,300  9,647,700 2.49 2.58
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Inferred
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Guanaceví   488,000   132 0.16   293  2,076,000  2,500   4,596,800 1.36 2.54
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Parral     1,303,000  63  0.88   129  2,658,900  36,900  5,426,400 2.55 2.28
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Total
 Inferred  1,791,000  82  0.68   174  4,734,900  39,400 10,023,200 2.23 2.35
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1.  Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the mineral resources will be converted into mineral reserves.
2.  Mineral resources are exclusive of and in addition to mineral reserves.
3.  Mineral resource and reserve cut-off grades are based on a 198 g/t silver equivalent for Guanaceví, 162 g/t silver equivalent for
    Bolañitos, 177 g/t silver equivalent for El Cubo, and 100 g/t for
    Terronera.
4.  Metallurgical recoveries were 82.5% silver and 85.4% gold for Guanaceví,
    79.6% silver and 84.5% gold for Bolañitos, and 87.8% silver and 84.7%
    gold for El Cubo.
5.  Mining recoveries of 95% were applied for mineral reserve estimate calculations.
6.  Minimum mining widths were 0.8 metres for mineral reserve estimate calculations.
7.  Dilution factors for mineral reserve estimate calculations averaged 29%
    for Guanaceví, 21% for Bolañitos, and 30% for El Cubo. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill mining and 30% for long hole mining.
8.  Silver equivalent grades are based on a 75:1 silver:gold ratio.
9.  Price assumptions are US$16.29/oz for silver, US$1,195/oz for gold,
    US$0.82/lb for lead and US$0.90/lb for zinc.
10. Figures in the tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in these mineral resource estimates. The Independent Qualified Persons for the mineral resource and mineral reserve estimates at Guanaceví, Bolañitos, and El Cubo were Zachary Black, SME-RM, and Jeffery Choquette, P.E., MMSA, of Hard Rock Consulting. Technical reports for Guanaceví, Bolañitos, and El Cubo will be completed and filed on SEDAR in March, 2017.

The mineral resource estimate for Terronera was undertaken by Independent Qualified Persons Eugene Puritch, P.Eng., and Richard Routledge, P.Geo., of P&E Mining Consultants Inc. Mr. Puritch has reviewed and approved the technical content of this press release with respect to Terronera.

The mineral reserve and mineral resource estimates within this press release were classified following the definitions and guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum CIM standards and definitions of mineral resource estimates and mineral reserve estimates as referenced in National Instrument 43-101.

About Endeavour -- Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver equivalent in 2016. Development of Endeavour's high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas mine and plant in Zacatecas state, and the prospective Parral properties in Chihuahua state is expected to facilitate the Company's goal to become a premier senior producer in the silver mining sector.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information - For more information, please contact:

Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com